

October 21, 2014

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

>   **Re: Yulong Eco-Materials Limited**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted September 24, 2014**
>   **CIK No. 0001607741**

Dear Mr. Zhu:

We have reviewed your draft registration statement and have the following comments.

Prospectus Summary, page 1

Our Business Strategy, page 1

1. You estimate that Pingdingshan currently requires approximately 1.04 million square meters of brick and 2.22 million square meters of concrete annually. You are capable of producing only 400,000 square meters of brick and 400,000 square meters of concrete annually. However, you state that you command 51% of the brick market and 30% of the concrete market in Pingdingshan. As you are unable to produce enough brick and concrete to meet 51% of bricks and 30% of the concrete required in Pingdingshan annually, please clarify this statement.

Risk Factors, page 6

2. Where appropriate, please add a risk factor addressing the fact that Yulong WFOE is obliged to "absorb" the net losses of its consolidated companies on request but does not maintain any funds to do so, as disclosed on page 43.

3. Please add a risk factor, where appropriate, addressing the ability of your board of directors' ability to refuse to register a transfer of any share for any reason.

4. We have read your response to comment 116 in our letter dated June 5, 2014. Please revise to include a risk factor that highlights that those responsible for the preparation of your financial statements may possess limited knowledge of US GAAP.

Risks Related to Our Business and Our Industry, page 6

Our overall profitability is sensitive to price changes of our raw materials, page 7

5. Please clarify whether you are able to pass along increases in raw materials to your customers. Please see comment 20 of our letter dated June 5, 2014.

The loss of services of the senior management and key personnel of our consolidated … page 9

6. Please revise your disclosure here to address the risks associated with the loss of Mr. Zhu's services to your company, particularly the additional risks posed by the fact that he is the beneficial owner of 100% of the equity of your consolidated affiliated entities. Please see comment 24 of our letter dated June 5, 2014.

If we are not able to complete our purchase of the land use right for the land our new … page 9

7. We note your response to comment 16 of our letter dated June 5, 2014. The fact that you have fully paid the purchase price for two of the three land parcels does not appear to obviate the risks posed by the fact that the transfer registration has not been completed. Please expand your disclosure to discuss the risks raised by your failure to complete the transfer registration of the land rights for your facilities.

Risks Related to Our Corporate Structure, page 9

PRC regulation of loans to, and direct investment in, PRC entities by offshore … page 11

8. Please clarify, here and elsewhere, how you intend to distribute the proceeds of this offering to your Chinese businesses. You state that you will "most likely finance the activities of [y]our consolidated affiliated entities with the proceeds from this offering as loans in RMB from Yulong WFOE to [y]our consolidated affiliated entities." However, you do not clearly state how you will transfer the proceeds of this offering to Yulong WFOE. Please refer to comment 31 of our letter dated June 5, 2014.

Risk Factors Related to This Offering and Ownership of Our Ordinary Shares, page 17

We are an "emerging growth company," and may elect to comply with reduced public … page 20

9. In the first sentence under this heading you refer to your use of proxy statements. Please note that as a foreign private issuer you may not use proxy statements. Please refer to

comment 46 of our letter dated June 5, 2014 and no-action letter 1992 SEC No-Act. LEXIS 342.

Selected Financial Data, page 27

10. We note your response to prior comment 55. Please note that when you update your financial statements for the year ended June 2014, the disclosure requirements of SAB Topic 1:B:3 related to your fiscal year 2013 distribution are no longer applicable.

Management's Discussion and Analysis of Financial Condition and Results of … page 28

Results of Operations, page 28

11. Please provide greater insight into the trends and uncertainties affecting your operations. For example, you discuss the planned construction of new buildings, but it is unclear whether the rate of new construction is increasing year-on-year or is expected to. Similarly, you refer to the "significant impact" of government efforts to control the residential real estate market on the demand for construction materials but do not address what the impact is. Finally, it is unclear what is meant by the statement that Yulong Renewable is "encouraged" by the local government. Please refer to comment 59 of our letter dated June 5, 2014.

Revenue, page 28

12. Please reconcile your references to "picking up most of" the market share of the smaller brick plants in Pingdingshan, at the top of page 29, with your statement in the next paragraph that you "did not take advantage of the market shares that [you] gained" and that "there were no significant sales to new customers during the periods."

13. Please clarify how much of the drop in sales volume for the second half of fiscal 2013 was due to shortages of materials at prices acceptable to you and how much was due to the lack of significant sales to new customers.

Cost of Revenue, page 30

14. Please provide us with a discussion of your overhead and direct labor costs to produce a cubic meter of brick or concrete as compared to the fees that you pay to third parties for producing brick or concrete on your behalf. Please also address whether these fees are uniform or depend on the third party contractor.

Liquidity and Capital Resources, page 33

15. You refer on page 33 to receiving loans "and other forms of financial support from [y]our founder." Please clarify what these "other forms" of financial support may consist of. Please see comment 69 of our letter dated June 5, 2014.

Cash Flows, page 34

16. It appears that your disclosure regarding your transactions with related parties does not correlate with the transactions that you describe on page 63. Refer to comment 70 of our letter dated June 5, 2014. Please revise.

Net Cash Provided by (Used in) Financing Activities, page 34

17. Please clarify how you received the $7.4 million in cash from your founder and his nephew. Was the cash a loan, a gift, or received as consideration in a transaction? Please refer to comment 72 of our letter dated June 5, 2014.

Business, page 38

Yulong Group, page 39

18. You state on in the second sentence of the third paragraph on page 40 that your founder believes that it is necessary for other shareholders to hold equity on his behalf "to retain some measure of privacy locally." Please clarify this statement. Please also address what rights the investors in this offering have in the revenue generated by the Yulong Group companies and in each company's assets. Please see comment 76 of our letter dated June 5, 2014.

Option Agreements, page 43

19. Please clarify whether your reference to free transferability under this heading pertains to the options held by Yulong WFOE to acquire the equity interests of Yulong Group companies or to the equity interests after they have been acquired. Please refer to comment 83 of our letter dated June 5, 2014.

20. We note your supplemental response to comment 83 of our letter dated June 5, 2014. It is not apparent that Yulong WFOE would only allow a third party to hold equity interests in your consolidated affiliated entities if Yulong WFOE would continue to have beneficial ownership over the equity interests. Please include an appropriate risk factor.

Regulations, page 51

New Energy Policy, page 52

21. Please expand your disclosure here to discuss the impact of the New Energy Policy on your industry and your company. We note the disclosure on page 29 that it imposes production limits on some of your raw materials in order to control pollution generated by their production. Please also reconcile this with your claims in the Summary section regarding "environmentally friendly products."

Management, page 57

22. Please note that there are no SEC rules defining what constitutes an independent director. Please revise. Refer to comment 100 of our letter dated June 5, 2014.

Executive Compensation, page 62

23. Please clarify what severance payments the law of China requires you pay to Mr. Wu upon termination without cause.

Related Party Transactions, page 63

24. Please revise your disclosure to provide all of the information required by Item 404(a)(5) of Regulation S-K, including: the largest outstanding aggregate amounts of principal for the periods covered, rather than as of a given date; the amount of principal paid during the period covered; and the amount outstanding as of the latest practicable date. Please refer to comments 103 and 106 of our letter dated June 5, 2014.

Description of Share Capital, page 66

Registration Rights, page 71

25. You state that you granted registration rights to all holders of ordinary shares acquired in private placements in 2011. This does not appear to include the 8,550,000 shares given to the six shareholders of Yulong BVI on December 22, 2011. Please revise, and please refer to comment 110 of our letter dated June 5, 2014.

Underwriting, page 79

26. Please provide the disclosure required by Item 508(b) of Regulation S-K for the Alberleen Group.

Representative's Warrants, page 80

27. Please include the warrants in the table of underwriter compensation. Please see Item 508(e) of Regulation S-K.

Financial Statements, page 86

28. Please note the updating requirements of Rule 8-08 of Regulation S-X. Update MD&A and other sections accordingly.

Note 3 – Variable interests entities, page F-14

29. You indicate in your response to prior comment 114 that the amendments did not change the beneficial ownership interest and control that your founder had over you and your consolidated affiliated entities. As previously requested, please address the appropriateness of applying the terms of the amended arrangements to your financial statements to the periods prior to the April 21, 2014 amendment date.

Note 11 – Related party transactions, page F-23

30. We have read your revisions on pages F-23 – F-25 related to comments 118 and 119 in our letter dated June 5, 2014. Please revise further to discuss the business reasons and nature of the underlying transactions that generated each of the other receivables-related parties and other payables-related parties' balances.

Exhibit Index, page II-5

31. You indicate that your Memorandum and Articles of Association are attached to this submission, but they are not. Please file them with your next submission. Please also advise whether the extensive revisions made on pages 66 to 71 are due to your decision not to revise and amend your articles.

You may contact Patricia Do at 202-551-3743 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
        LKP Global Law, LLP